ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
Western Interior Oil & Gas Corporation

Western Interior Oil & Gas Corporation hereby presents these Articles of Amendment to its Articles of Incorporation, pursuant to W.S. ' 17-16-1006, and as its Articles of Amendment the said Western Interior Oil & Gas Corporation sets forth the following:

1. The name of the corporation: Western Interior Oil & Gas Corporation
2. The text of each amendment adopted:

   Article 5 is hereby amended to read as follows:

   > "5. The aggregate number of shares which the corporation now shall have the authority to issue is three classes of an unlimited number of shares without par value, to be known as Class A, Class B, and Class C. The board of directors may determine, in whole or in part, the preferences, limitations, and relative rights, within the limits set forth in WYO. STAT. ' 17-16-601, or any successor statute, of Class C shares before the issuance of any shares of that series. Class A shares shall have unlimited voting rights and are entitled to receive a pro rate share of the net assets of the Corporation upon dissolution. Class A shares have preference, along with Class B shares, over any other class of shares with respect to distributions and distributions upon the dissolution of the corporation. Class B shares shall have no voting rights and are entitled to receive a pro rata share of the net assets of the Corporation upon dissolution and shall have preference, along with Class A shares, over any other class with respect to dividends, which shall be cumulative. Holders of Class B shares shall be bound to the terms and conditions of any Shareholders Agreement to which they may be a party."

3. Any provison for exchange, reclassification, or cancellation of issued shares by the amendments: Existing shares shall be converted into Class A shares if approved by the shareholder.
4. The date of the adoption of amendment: October 7, 2005
5. The designation, number of outstanding shares, number of votes entitled to be cast by each voting group entitled to vote separately on the amendment, and the number of votes each voting group indisputably represented at the meeting, and the total number of votes cast for and against the amendment by each voting group entitled to vote separately on the amendment:

Designation	Number Outstanding	Number Voting	Number Voted For	Number Voted Against
COMMON	11,000	11,000	11,000	0

DATED: May 21, 2007

WESTERN INTERIOR OIL & GAS CORPORATION

BY: ______________________
Timothy J. McCutcheon, President